                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of December 2006 No. 4

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto and incorporated herein by reference are portions of a prospectus published in Israel and filed with the Israel Securities Authority and the Tel Aviv Stock Exchange. The prospectus relates to the registration of shares and warrants sold in private placements completed by the Registrant in
Israel in November 2006. The prospectus includes certain updated information regarding the Registrant. The prospectus, as attached hereto, excludes the
Hebrew language portions including information regarding the securities being registered pursuant to the prospectus. Summary information regarding the private placements completed by the Registrant in November 2006 and the securities being registered is included in the Registrant's press releases included in the
Reports on Form 6-K filed by the Registrant on November 1, 2006 and November 24,
2006.

     The securities described in the prospectus from which these portions were selected were offered in Israel to residents of Israel only. The securities have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons, absent registration or an applicable exemption from the registration requirements of such Act.

     This Form 6-K is being incorporated by reference into all effective
Registration Statements filed by the Registrant under the Securities Act of
1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TOWER SEMICONDUCTOR LTD.

Date: December 28, 2006                     By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

           SELECTED PORTIONS OF THE PROSPECTUS FOR THE REGISTRATION OF
       SECURITIES PUBLISHED IN ISRAEL ON DECEMBER 27, 2006 AND FILED WITH
         THE ISRAEL SECURITIES AUTHORITY AND THE TEL AVIV STOCK EXCHANGE

                                TABLE OF CONTENTS

General                                                                       2
Forward-Looking Statements                                                    2
Summary Information Regarding the Company                                     2
The Offer and Listing                                                         3
Risk Factors                                                                  5
Capitalization                                                               19
Use of Proceeds                                                              21
Additional Information                                                       21
Incorporation of Certain Documents by Reference                              23
Exemption, Insurance and Indemnification of Directors and Officers           24
Directors, Senior Management and Employees                                   26
Where You Can Find More Information                                          30
Legal Matters                                                                30
Experts                                                                      30

THE SECURITIES DESCRIBED IN THE PROSPECTUS FROM WHICH THESE PORTIONS WERE
SELECTED WERE OFFERED IN ISRAEL TO RESIDENTS OF ISRAEL ONLY. THE SECURITIES HAVE
NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS
AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO US PERSONS,
ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION
REQUIREMENTS OF SUCH ACT.

GENERAL

AS USED HEREIN OR IN ANY DOCUMENT INCORPORATED BY REFERENCE HERETO, REFERENCES
TO THE "COMPANY", "TOWER SEMICONDUCTOR LTD.", "TOWER", "REGISTRANT", "WE", "US",
OR "OUR" ARE REFERENCES TO TOWER SEMICONDUCTOR LTD. AND ITS SUBSIDIARY, EXCEPT
AS THE CONTEXT OTHERWISE REQUIRES. IN ADDITION, REFERENCES TO OUR "FINANCIAL
STATEMENTS" ARE TO OUR CONSOLIDATED FINANCIAL STATEMENTS EXCEPT AS THE CONTEXT
OTHERWISE REQUIRES.

As used herein, references to "the warrants" are references to the warrants
(series W5 being registered pursuant to this prospectus).

WE HAVE PREPARED OUR CONSOLIDATED FINANCIAL STATEMENTS IN UNITED STATES DOLLARS
AND IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL, WHICH
INCLUDE A RECONCILIATION NOTE TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE
UNITED STATES. ALL REFERENCES HEREIN TO "DOLLARS" OR "$" ARE TO UNITED STATES
DOLLARS, AND ALL REFERENCES TO "SHEKELS" OR "NIS" ARE TO NEW ISRAELI SHEKELS.

FORWARD LOOKING STATEMENTS

     The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements.
Forward-looking statements often, although not always, include words or phrases such as the following: "will likely result," "are expected to," "will continue,"
"is anticipated," "estimate," "intends," "plans," "projection" and "outlook."

     You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in "Risk
Factors," and in our other filings with the Securities and Exchange Commission, which are filed with the Israel Securities Authority, may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

     Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

SUMMARY INFORMATION REGARDING THE COMPANY

     You should read the following summary together with the more detailed information regarding us and the securities being registered pursuant to this prospectus, including the risks discussed under the heading "Risk Factors" in section 1.7. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that are incorporated by reference in this prospectus, including our 2005 20-F and our
Form 6-K regarding our 2005 financial results, and our Form 6-K regarding our financial results for the three and nine month periods ended September 30, 2006, all incorporated by reference into this prospectus.

     We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors, strategically focused on embedded non-volatile memory, complementary metal oxide semiconductor (CMOS) image sensor, mixed signal and radio frequency CMOS (RFCMOS) technologies. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or
ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

     In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek,
Israel and adjacent to our first facility, Fab 1. Depending on the process technology and product mix, as of November 30, 2006, Fab 1 is able to achieve capacity levels of approximately 16,000 wafers per month. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this
Fab. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and
Toshiba and other technologies that we developed and will develop independently or with development partners. Production capacity of Fab 2 as of November 30,
2006 was approximately 17,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month.

     Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to "wafers" in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 are to 200-mm wafers.

     Our manufacturing facilities and executive offices are located in the Ramat
Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, and
our telephone number is 972-4-650-6611.

     Additional information about us and our operations may be found on our web site: www.towersemi.com. Information on our website is not incorporated by reference in this prospectus.

THE OFFER AND LISTING

     Our ordinary shares are listed and traded on the NASDAQ Global Market under the symbol "TSEM." In addition, in January 2001, our ordinary shares commenced trading on the Tel Aviv Stock Exchange (TASE) under the symbol "TSEM."

     The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq Global Market:

              PERIOD               HIGH ($)           LOW ($)
              ------               --------           -------

November 2006                        2.18               1.71
October 2006                         2.16               1.41
September 2006                       1.50               1.26
August 2006                          1.51               1.30
July 2006                            1.49               1.24
June 2006                            1.70               1.35
Third quarter 2006                   1.51               1.24
Second quarter 2006                  1.75               1.22
First quarter 2006                   1.93               1.22
Fourth quarter 2005                  1.80               1.02
Third quarter 2005                   1.40               0.92
Second quarter 2005                  1.90               1.08
First quarter 2005                   2.38               1.36
Fourth quarter 2004                  3.66               1.62
2005                                 2.38               0.92
2004                                10.80               1.62
2003                                 7.90               2.16
2002                                 8.50               3.11
2001                                17.12               3.80

     The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock
Exchange:

              PERIOD              HIGH (NIS)          LOW (NIS)
              ------              ----------          ---------

November 2006                        9.14               7.32
October 2006                         8.99               6.16
September 2006                       6.52               5.66
August 2006                          6.54               5.96
July 2006                            6.69               5.11
June 2006                            7.65               6.00
Third quarter 2006                   6.69               5.11
Second quarter 2006                  7.91               6.00
First quarter 2006                   8.54               6.03
Fourth quarter 2005                  8.30               5.20
Third quarter 2005                   6.04               5.10
Second quarter 2005                  8.00               5.15
First quarter 2005                  10.30               6.36
Fourth quarter 2004                 15.55               7.70
2005                                10.30               5.10
2004                                46.39               7.70
2003                                35.00              10.12
2002                                37.99              15.30
2001                                58.50              16.80

RISK FACTORS

     AN INVESTMENT IN OUR SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE
OF RISK. THEREFORE, YOU SHOULD NOT INVEST IN OUR SECURITIES UNLESS YOU ARE ABLE
TO BEAR A LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE
FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS
BEFORE DECIDING TO INVEST IN OUR ORDINARY SHARES AND OUR WARRANTS. THIS
PROSPECTUS AND STATEMENTS THAT WE MAY MAKE FROM TIME TO TIME MAY CONTAIN
FORWARD-LOOKING INFORMATION. THERE CAN BE NO ASSURANCE THAT ACTUAL RESULTS WILL
NOT DIFFER MATERIALLY FROM OUR EXPECTATIONS, STATEMENTS OR PROJECTIONS. FACTORS
THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM OUR EXPECTATIONS, STATEMENTS OR
PROJECTIONS INCLUDE THE RISKS AND UNCERTAINTIES RELATING TO OUR BUSINESS
DESCRIBED BELOW. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS
OF THIS DATE, BUT THE INFORMATION MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS.

     RISKS AFFECTING OUR BUSINESS

IF WE DO NOT RAISE SIGNIFICANT FUNDS, OR OBTAIN INVESTMENT CENTER APPROVAL FOR
OUR EXPANSION PLAN, WE MAY HAVE TO CEASE OUR OPERATIONS.

     If we do not raise significant funds or obtain approval for our expansion plan filed with the Investment Center followed by the timely receipt of grants under the expansion plan (see "Risk Factors" - "If the Investment Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available..."), we do not expect to have adequate liquidity to meet our short-term activities and liabilities during the next three to six month period and may have to cease our operations.

IF WE DO NOT HAVE SUFFICIENT FUNDS TO FULLY EQUIP FAB 2 AND/OR IF WE DO NOT
COMPLETE THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF
PRODUCTION IN FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

     Fab 2 production capacity as of November 30, 2006 was approximately 17,000
200-mm wafers per month. In March 2006, our board of directors approved a plan to ramp-up Fab 2 production capacity to approximately 24,000 wafers per month which we are currently implementing. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2's production levels above 24,000 wafers per month is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We have not commenced, and there can be no assurance when or if we will commence, the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to exceed 24,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, including the plan approved by our board of directors in March 2006, we may be unable to meet our customers' production demands and as a result we may lose customers and may not attract new ones. In addition, if we do not execute the acquisition, installation and equipping necessary in order for production at our Fab 2 facility to exceed 24,000 wafers per month or otherwise cannot successfully complete the ramp-up of Fab 2, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results. In order to further ramp-up Fab 2 from approximately
24,000 wafers per month, we currently estimate we would need to raise approximately $150 million and we will need to continue to develop new process technologies in order to suit our customers' needs. In addition, we have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

IF THE INVESTMENT CENTER WILL NOT APPROVE OUR REQUEST FOR A NEW EXPANSION
PROGRAM, WE WOULD BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES TO MEET OUR
SHORT-TERM LIABILITIES AND ACTIVITIES AND COMPLETE THE RAMP-UP OF FAB 2, WHICH
MAY NOT BE AVAILABLE. OUR NOT COMPLETING INVESTMENTS IN THE AMOUNT OF $1.25
BILLION BY THE END OF 2005 MAY RESULT IN THE INVESTMENT CENTER REQUIRING US TO
REPAY ALL OR A PORTION OF THE GRANTS ALREADY RECEIVED, AND IF WE ARE UNABLE TO
REFUND SUCH GRANTS, WE MAY HAVE TO CEASE OUR OPERATIONS.

     In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor
(Investment Center) under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of September 30, 2006, we received approximately $163 million in grants from the
Investment Center. Our eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment
Center requiring us to repay all or a portion of grants already received. We did not complete investments in the amount of $1.25 billion by the end of 2005, mainly since we reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry.
Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. Under Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 may permit the Investment Center to require us to repay all or a portion of grants already received. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence as of January 1, 2006. During the period from January 1, 2006 until November 30,
2006, we have invested approximately $150 million in Fab 2 plant and equipment.
In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing January 1, 2006.
Currently, we cannot estimate when we will receive a formal response to our request for a new expansion program to commence as of January 1, 2006 or if the
Investment Center will approve our request. If the Investment Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to meet our short-term liabilities and activities and to complete the ramp-up of Fab 2 which may not be available and which may result in our having to cease our operations. While there can be no assurance that we will obtain the Investment Center's approval for the new expansion program, we believe that it is improbable that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005. If we would have to repay the Investment Center all or a portion of grants already received, we would need to seek alternative financing sources to refund the grants we received and if we do not succeed in finding such alternative financing sources, we may have to cease our operations.

IF OUR FUTURE OPERATIONS DO NOT INCREASE OR IF WE FAIL TO RAISE ADDITIONAL
FUNDING, WE MAY BE UNABLE TO REPAY OUR DEBT ON A TIMELY BASIS.

     There is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2 and the repayment of our short-term and long-term debt, which consists mainly of bank debt, trade accounts payable and convertible debentures. As a result, our ramp-up of Fab 2 may be delayed and we may be unable to repay on time or repay at all our short-term and long-term debt, which may significantly harm our financial results or cause us to cease our operations. In accordance with our amended facility agreement with our banks, we are required to repay principal in the amount of approximately $369 million as of September 30, 2006 in 12 quarterly installments between September 2009 and
June 2012. In the event that we will not be in compliance with the repayment schedule set forth in our amended facility agreement and we are unsuccessful in negotiating a revised repayment schedule or our banks do not waive our non-compliance, pursuant to the terms of our amended facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our credit amended facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company. In addition, we cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers, or negotiating revised repayment schedules of our other debt, when we have liquidity problems.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC
OVERCAPACITY HAVE ADVERSELY AFFECTED OUR BUSINESS IN THE PAST, RESULTING IN A
HISTORY OF LOSSES; DOWNWARD PRICE PRESSURE MAY SERIOUSLY HARM OUR BUSINESS.

     The semiconductor industry has historically been highly cyclical.
Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressures characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE
FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES FOR US
TO BE PROFITABLE.

     We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to operate at a loss for the foreseeable future, which may adversely affect our business and company.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER WHICH MAKES IT DIFFICULT
TO PREDICT OUR FUTURE PERFORMANCE.

     Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

     o    The cyclical nature of both the semiconductor industry and the markets served by our customers;

     o    Changes in the economic conditions of geographical regions where our customers and their markets are located;

     o    Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

     o    Inventory and supply chain management of our customers;

     o    The loss of a key customer, postponement of an order from a key customer, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

     o    The occurrence of accounts receivables write-offs;

     o    The rescheduling or cancellation of large orders or planned capital expenditures;

     o    Our ability to satisfy our customers' demand for quality and timely production;

     o    The timing and volume of orders relative to our available production capacity;

     o    Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

     o    Environmental events or industrial accidents such as fires or explosions;

     o    Our susceptibility to intellectual property rights disputes;

     o    Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

     o    Actual capital expenditures exceeding planned capital expenditures;

     o    Interest and currency rate fluctuations that may not be adequately hedged;

     o    Technological changes and short product life cycles; and

     o    Timing for designing and the qualification of new products.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company.

THE LACK OF A SIGNIFICANT BACKLOG RESULTING FROM OUR CUSTOMERS NOT PLACING
PURCHASE ORDERS FAR IN ADVANCE MAKES IT DIFFICULT FOR US TO FORECAST OUR
REVENUES IN FUTURE PERIODS.

     Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods.
Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

OUR SALES CYCLES MAY BE LONG AND, AS A RESULT, ORDERS RECEIVED MAY NOT MEET OUR
EXPECTATIONS WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results may be adversely affected.

DEMAND FOR OUR FOUNDRY SERVICES IS DEPENDENT ON THE DEMAND IN OUR CUSTOMERS' END
MARKETS.

     We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues.

IF WE DO NOT ATTRACT ADDITIONAL CUSTOMERS, OUR BUSINESS MAY BE ADVERSELY
AFFECTED.

     During the three months ended September 30, 2006, approximately 62% of our business was generated by six significant customers that contributed 24%, 9%,
8%, 8%, 7% and 6% of our revenues, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers for the foreseeable future. Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results, revenues and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues in a timely manner, which could harm our financial results.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF
OUR REVENUES.

     From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that in the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

IF WE DO NOT RECEIVE ORDERS FROM OUR WAFER PARTNERS WE MAY HAVE EXCESS CAPACITY.

     We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are
SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International
Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab
2 capacity. Furthermore, we have committed to reserve for SanDisk volume quantities of 0.13 micron wafers during 2007 and 2008 and have granted SanDisk a right of first refusal on a portion of our expected 0.13 micron manufacturing capacity in 2009. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

IF WE DO NOT MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, WE WILL
LOSE CUSTOMERS AND MAY NOT BE ABLE TO ATTRACT NEW ONES.

     The semiconductor market is characterized by rapid change, including the following:

          o    rapid technological developments;

          o    evolving industry standards;

          o    changes in customer and product end user requirements;

          o    frequent new product introductions and enhancements; and

          o    short product life cycles with declining prices as products mature.

     In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve in a timely manner or at all.

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE BUSINESS TO OUR COMPETITORS.

     The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over twenty integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs.
If we do not compete effectively, our business and results of operations may be adversely affected. Many of our competitors may have one or more of the following competitive advantages over us:

     o    greater manufacturing capacity;

     o    multiple and more advanced manufacturing facilities;

     o    more advanced technological capabilities;

     o    a more diverse and established customer base;

     o    greater financial, marketing, distribution and other resources;

     o    a better cost structure; and/or

     o    better operational performance in cycle time and yields.

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE
CONSEQUENCES.

     We have a large amount of long-term debt, which could have significant negative consequences. As of September 30, 2006, we had approximately $369 million of bank debt and approximately $100 million of convertible debt. Our current and future indebtedness could have significant negative consequences, including:

     o    requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

     o    increasing our vulnerability to general adverse economic and industry conditions;

     o    limiting our ability to obtain additional financing;

     o    limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

                                       10

     o    placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and/or

     o    affecting our ability to make interest payments and other required debt service on our indebtedness.

IF WE FAIL TO SATISFY THE COVENANTS SET FORTH IN OUR AMENDED CREDIT FACILITY,
OUR BANKS WILL BE ABLE TO CALL OUR LOANS.

     Our credit facility, under which we are required to repay principal in the amount of approximately $369 million as of September 30, 2006, requires that we comply with certain financial ratios and covenants. Should we fail to comply with our revised ratios and covenants, and our banks do not waive our non-compliance, pursuant to the terms of the credit facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY
BORROW FROM OUR BANKS.

     Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were approximately $369 million as of September 30, 2006), which may have a material adverse effect on our business, financial condition and results of operations.

IF WE EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT
PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS, OUR
BUSINESS WILL BE ADVERSELY AFFECTED.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We have from time to time experienced production difficulties that have caused delivery delays or returns and lower than expected device yields. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. Any of these problems could seriously harm our financial results and business.

IF WE ARE UNABLE TO PURCHASE EQUIPMENT AND RAW MATERIALS, WE MAY NOT BE ABLE TO
MANUFACTURE OUR PRODUCTS IN A TIMELY FASHION, WHICH MAY RESULT IN A LOSS OF
EXISTING AND POTENTIAL NEW CUSTOMERS.

     To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure new equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.
Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

                                       11

OUR EXPOSURE TO CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS AND INFLATION
MAY INCREASE OUR COST OF OPERATIONS.

     Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and New Israeli Shekels, or
NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

     The dollar amount of our operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the
NIS in relation to the U.S. dollar. Outstanding principal and interest on some of our convertible debentures is linked to the Israeli consumer price index
(CPI) and therefore, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Our borrowings under our Fab 2 credit facility provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations.
Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facility as provided for in the credit facility agreement.

     We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future.
However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations and inflation, which may increase the cost of our operating and financing activities.

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO
MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

     We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers' products could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

FAILURE TO COMPLY WITH THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR TO
DEFEND OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

     Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently a plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business.

                                       12

     Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

     o    negotiating cross-license agreements;

     o    seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

     o    discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

     o    fighting the matter in court and paying substantial monetary damages in the event we lose; or

     o    seeking to develop non-infringing technologies, which may not be feasible.

     Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others.
If we fail to obtain certain licenses or if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

     As of September 30, 2006, we held 59 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

WE COULD BE SERIOUSLY HARMED BY FAILURE TO COMPLY WITH ENVIRONMENTAL
REGULATIONS.

     Our business is subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

WE ARE SUBJECT TO THE RISK OF LOSS DUE TO FIRE BECAUSE THE MATERIALS WE USE IN
OUR MANUFACTURING PROCESSES ARE HIGHLY FLAMMABLE.

     We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would reduce our manufacturing capacity and revenues.

                                       13

POSSIBLE PRODUCT RETURNS COULD HARM OUR BUSINESS.

     Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers' prior agreed upon specifications. Product returns in excess of established provisions may have an adverse effect on our business and financial condition.

WE MAY BE REQUIRED TO REPAY GRANTS TO THE INVESTMENT CENTER THAT WE RECEIVED IN
CONNECTION WITH FAB 1.

     We received grants and tax benefits for Fab 1 under the government of
Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for
2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for
2004, subject to prevailing market conditions, we will, if demanded by the
Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately
$2.5 million.

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

     We have made substantial sales to customers located in Asia-Pacific and in
Europe. Because of our international operations, we are vulnerable to the following risks:

     o    we price our products primarily in U.S. dollars; if the Euro, Yen or other currencies weaken relative to the U.S. dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

     o    the need to comply with foreign government regulation;

     o    general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade
          relationships;

     o    natural disasters affecting the countries in which we conduct our business;

     o    reduced sales to our customers or interruption in our manufacturing processes in Asia Pacific that may arise from regional issues in Asia;

     o    imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

     o    adverse tax rules and regulations;

     o    weak protection of our intellectual property rights; and

     o    delays in product shipments due to local customs restrictions.

                                       14

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO RETAIN AND RECRUIT QUALIFIED
PERSONNEL.

     We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry.
Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel, including granting large packages of options to purchase our ordinary shares.

     RISKS RELATED TO OUR SECURITIES

OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE.

     The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

     In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors.
In this event, the price of our securities may under perform or fall.

     ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING PLANS AND
ARRANGEMENTS AND THE TERMS OF OUTSTANDING SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES MAY DILUTE THE INTEREST OF OUR SHAREHOLDERS. WE MAY ALSO
ISSUE IN THE FUTURE ADDITIONAL SHARES AND/OR SECURITIES WHICH ARE EXERCISABLE OR
CONVERTIBLE INTO SHARES.

     We have issued as of November 22, 2006, approximately 100 million ordinary shares (including the approximately 11.6 million shares covered by this prospectus) to our wafer and equity partners and other shareholders. In December
2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of
$6.17. In addition, we issued warrants to our banks exercisable into an aggregate of approximately 8.2 million ordinary shares with an exercise price of
$1.21. As of November 22, 2006, up to approximately 64.8 million additional ordinary shares may be issued upon the conversion of our 2002 outstanding convertible debentures, 2005 outstanding convertible debentures, 2006 outstanding convertible debentures and upon exercise of warrants (including the warrants covered by this prospectus) held by some of our shareholders and others. Additionally, in September 2006, we issued equity equivalent capital notes to our banks and to Israel Corp., which are convertible into 51,973,684 and 65,789,474 of our ordinary shares, respectively. Following the reduction of the interest rate applicable to the quarterly actual interest payments on our outstanding loans to our banks, we have agreed to issue shares or convertible securities to our banks in January 2011.

     In addition, as of November 15, 2006, we had outstanding employee and directors options to purchase up to approximately 23 million shares at a weighted average exercise price of $2.04. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis, through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the last day of the relevant quarter. As of November 15, 2006, we had issued approximately 3.8 million of our ordinary shares to SanDisk
Corporation and approximately 2.6 million ordinary shares to Alliance
Semiconductor upon conversion of approximately $10 million of wafer credits.
Following such conversions, an aggregate of approximately $26.2 million of credits issued to our three major wafer partners were outstanding as of October
31, 2006.

                                       15

     Our audit committee and board of directors and shareholders approved the grant of options to our CEO, such that during the 24 month period ending in May
2008, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis. The options will vest in equal amounts over 4 years commencing from May 2006. Our board of directors further approved the allocation of additional options to be made to our employees if the total number of employee options, including the options to our CEO, during a 24 month period ending in May 2008 will represent less than 8% of the our shares on a fully diluted basis. Subject to shareholder approval, our audit committee and board of directors approved an option plan pursuant to which directors of our Company who are not affiliated with our major shareholders, including our current major wafer partners, and are not our employees will be granted up to 150,000 options under such plan for every three years of service as a director. The options shall vest over a three-year period. In addition, in December 2006, subject to shareholder approval, our audit committee and board of directors approved the nomination of Dov Moran as our new Chairman and the grant of approximately 3.16 million options to him, vesting over a four-year period.

     If we do not obtain Investment Center approval for an expansion plan, we may need to raise significant funds to meet our short-term activities and liabilities during the next three to six month period (see Risk Factors - "If we do not raise significant funds, or obtain Investment Center approval for our expansion plan, we may have to cease our operations."). In addition, even if we obtain Investment Center approval for an expansion plan, we will need to raise considerable additional funds from other sources primarily to finance (i) the ramp-up of Fab 2 to exceed capacity of 24,000 wafers per month, should we decide to further increase Fab 2's capacity, for which we currently estimate we would need to raise approximately $150 million and (ii) our payments on the long-term loans from our banks and other debt. We regularly engage in discussions with potential investors in order to attract them to make investments in our company.
However, no understandings have been reached with respect to the amount of any investment or the terms of any investment and there can be no assurance that any investment will be made. These investments may be for shares or for securities convertible into shares, which would materially dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE MAY LOWER
THE PRICE OF OUR ORDINARY SHARES.

     Of our 100,321,553 outstanding ordinary shares as of November 22, 2006
(including the approximately 11.6 million shares covered by this prospectus), approximately 44.1 million are freely tradable and held by non-affiliates under
U.S. securities laws. In addition, certain of our affiliates (Israel Corp.,
SanDisk Corporation, Alliance Semiconductor, and Macronix International) hold approximately 44.6 million of our shares, of which approximately 3.3 million are registered for resale and are therefore freely tradable under U.S. securities laws and approximately 36.2 million are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. An additional approximately 2.6 million shares held by Alliance Semiconductor and approximately 2.5 million shares held by SanDisk Corporation, will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 through 2007. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. The approximately 11.6 million shares covered by this prospectus are freely tradeable in normal trading transactions in the
United States. As of November 22, 2006, up to approximately 27.5 million additional shares issuable upon the conversion of our 2005 convertible debentures are held by non-affiliates or are registered for resale and are therefore freely tradable under U.S. securities laws. In addition, approximately
9.2 million shares issuable upon the exercise of warrants we granted to our banks are registered for resale and are therefore freely tradable under U.S.
securities laws and we have agreed to register for re-sale the approximately
117.8 million shares issuable upon conversion of the equity equivalent capital notes we issued to our banks and to Israel Corp., in September 2006. The additional up to approximately 30 million shares issuable upon the conversion and/or exercise of the securities sold in our June 2006 public offering in
Israel, and the approximately 5 million shares issuable upon exercise of the warrants covered by this prospectus would be freely tradeable in normal trading transactions in the United States. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

                                       16

OUR PRINCIPAL SHAREHOLDERS COLLECTIVELY OWN A CONTROLLING INTEREST IN US AND
WILL BE ABLE TO EXERCISE THEIR VOTING RIGHTS IN WAYS WHICH MAY BE ADVERSE TO THE
INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of November 22, 2006, our major wafer partners and Israel Corp.
collectively owned approximately 44.5% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting.
Our wafer partners and Israel Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel
Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

THE PAYMENT OF THE REDEMPTION AMOUNT ON ACCOUNT OF OUR OUTSTANDING DEBENTURES IS
SUBORDINATED TO OUR INDEBTEDNESS TO OUR BANKS AND OBLIGATIONS TO SECURED
CREDITORS.

     The payment of the redemption amount on account of our outstanding debentures is subordinated to the prior payment of all amounts payable by us to
Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli
Ministry of Industry, Trade and Labor related to $163 million in grants received through September 30, 2006 under the Investment Center's "Approved Enterprise"
program, to a first ranking charge in favor of Siliconix Technology C.V., on approximately $20 million of equipment purchased in connection with the performance of our obligations under our agreement with Siliconix and to a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment purchased in connection with the performance of our obligations under our agreement with SanDisk Corporation. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to our outstanding debentures. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of our debentures then outstanding. In addition, we are not permitted under the terms of our facility agreement to make a payment on account of the debentures if on the date of such payment an "Event of Default" exists under our facility agreement.

WE MAY INCUR ADDITIONAL INDEBTEDNESS, INCLUDING INDEBTEDNESS THAT WOULD BE
SENIOR TO OUR OUTSTANDING DEBENTURES.

     Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to our outstanding debentures. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

                                       17

THE PRICE OF OUR ORDINARY SHARES MAY DECLINE AFTER THE WARRANTS ARE EXERCISED
INTO OUR ORDINARY SHARES.

     We cannot assure you that the public trading market price of our ordinary shares will not decline after the warrants are exercised into our ordinary shares. If the prevailing market price were to decline below the exercise price of our warrants then you may not be able to sell your ordinary shares at a price equal to or greater than the exercise price.

THE EXERCISE PRICE OF THE WARRANTS COVERED BY THIS PROSPECTUS IS NOT AN
INDICATION OF OUR PRESENT OR FUTURE VALUE.

     Our board of directors set all of the terms and conditions of the warrants covered by this prospectus, including the exercise price of the warrants. Our company's objective in establishing the terms of the warrants covered by this prospectus was to reflect recent trading prices and to raise the targeted proceeds. In establishing the commercial terms, including the exercise price, our board of directors considered the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, pricing of similar transactions, the effect on our existing securities, our business prospects and general conditions in the securities markets. The exercise price however, does not necessarily bear any relationship to our past or expected future results of operations, book value of our results, cash flows, current financial condition, or any other established criteria for value.

     You should not consider the exercise price of the warrants covered by this prospectus as an indication of our present or future value.

THE WARRANTS ARE A NEW ISSUANCE OF SECURITIES FOR WHICH THERE HAS BEEN NO PRIOR
PUBLIC TRADING MARKET, AND WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET
WILL DEVELOP FOR THESE SECURITIES.

     The warrants will be listed for trade on the Tel-Aviv Stock Exchange.
However, there has been no prior market for such securities. We cannot predict whether an active trading market for the securities will develop or, if such market develops, how liquid it will be. If an active trading market for the securities does not develop, the market price and liquidity of such securities may be adversely affected.

     RISKS RELATED TO OUR OPERATIONS IN ISRAEL

INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

     All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with
Israel have, in the past, been the subject of an economic boycott. Although
Israel has entered into various agreements with Egypt, Jordan and the
Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

                                       18

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO
PERFORM MILITARY SERVICE.

     In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. A large part of male Israeli citizens, including our employees, are subject to compulsory military reserve service through middle age. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

OUR OPERATIONS MAY BE AFFECTED BY NEGATIVE ECONOMIC CONDITIONS IN ISRAEL.

     In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, Israel has experienced several general strikes and other work stoppages, affecting banks, government offices, airports and ports. These strikes have had an adverse effect on the Israeli economy and on businesses, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS
A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2006. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

CAPITALIZATION

     The following table sets forth our long-term debt, convertible debentures and capitalization as of September 30, 2006 on an actual basis and, on an as adjusted basis to give effect to the issuance of 11,615,000 shares and 5,227,500 warrants covered by this prospectus. As of November 22, 2006, we had 100,321,553 ordinary shares outstanding. This table does not take into account the proceeds from the exercise of the warrants and the issuance of shares issuable upon the exercise of the warrants and was prepared in accordance with the Israeli GAAP.

                                       19

                                                        ACTUAL           AS ADJUSTED(1)
                                                     ------------        ------------
                                                         (US dollars in thousands)

Current maturities of convertibles debentures               6,522               6,522
Long-term debt                                            355,138             355,138
Convertible debentures excluding current
 maturities                                                61,657              61,657
Long-term liability in respect of customer
 advances                                                  50,004              50,004
Warrants (series W5)                                                            3,148
Shareholders' equity (deficit):
Ordinary Shares, NIS 1.00 par value per share;
 800,000,000 authorized shares, 87,423,850
 issued shares** and  86,123,850 outstanding
 shares                                                    20,744              23,445
Additional paid-in capital                                546,824             561,397
Capital notes                                             176,401             176,401
Equity component of convertible debentures and
 cumulative stock based compensation                       23,394              23,394
Accumulated deficit                                      (608,989)           (608,989)
Treasury stock, 1,300,000 shares                           (9,072)             (9,072)
Total shareholders' equity (deficit)                     (149,302)           (166,576)
                                                     ------------        ------------
Total capitalization                                 $    713,211        $    734,940
                                                     ------------        ------------

----------

This financial data is derived from unaudited interim consolidated financial statements as of September 30, 2006.

**   Includes 1,300,000 treasury shares.

(1)  As adjusted to reflect the issuance of 11,615,000 shares and 5,227,500 warrants covered by this prospectus.

     The information set forth on an actual basis in the foregoing table excludes the following securities as of November 22, 2006:

     (i)  approximately 11 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $2.3;

     (ii) 12,068,988 options granted to our Chief Executive Officer at a weighted average exercise price of $1.53;

     (iii) up to 2,022,801 ordinary shares issuable upon conversion of unsecured, subordinated convertible debentures, net, that we issued in
          January 2002, which are convertible through December 31, 2008;

     (iv) 896,596 ordinary shares issuable upon the exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $6.17 per share exercisable until September 2011;

     (v)  58,906 ordinary shares issuable upon exercise of warrants issued to
          Israel Corp. in connection with the November 2003 amendment to our facility agreement with an exercise price of $6.17 per share and exercisable until December 2008;

     (vi) 8,264,464 ordinary shares issuable upon exercise of the warrants we issued to our banks with an exercise price of $1.21 in connection with the July 2005 amendment to our facility agreement exercisable until
          September 2011;

     (vii) 27,481,920 ordinary shares issuable upon conversion of our debentures convertible until December 2011, pursuant to the prospectus dated
          December 15, 2005.

     (viii) 117,763,158 ordinary shares issuable upon conversion of the equity equivalent capital notes we issued to our banks and to Israel Corp., in September 2006;

     (ix) 5,481,000 ordinary shares issuable upon exercise of the warrants issued pursuant to our prospectus dated June 21, 2006 with an exercise price of NIS 7.40;

                                       20

     (x)  24,235,714 ordinary shares issuable upon conversion of our debentures convertible until December 13, 2006, issued pursuant to our prospectus dated June 21, 2006; and

     (xi) 400,000 ordinary shares issuable upon the exercise of warrants issued to our Fab 2 contractor with an exercise price of $7.50 per share exercisable until February 2007.

     This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility agreement and agreements with our major wafer partners and with Israel Corp. which cannot be calculated as of the date of this prospectus since the number of shares issuable will depend upon future transactions in which we may engage and/or the market price of our shares and/or other conditions: (i) ordinary shares issuable upon conversion of up to approximately $26.2 million in wafer prepayment credits (as of October 31, 2006) which we have issued to our major wafer partners; (ii)
ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement; and (iii)
ordinary shares issuable to our banks in January 2011 following the reduction of the interest rate applicable to the quarterly actual interest payments on our outstanding loans. In addition, this information does not take into account the potential grant of options: (i) pursuant to the option plan approved by our audit committee and board of directors pursuant to which directors of our
Company who are not affiliated with our major shareholders, including our current major wafer partners, and are not our employees will be granted up to
150,000 options under such plan for every three years of service as a director;
and (ii) the grant of approximately 3.16 million options to Mr. Dov Moran who has been nominated by our board of directors to serve as our new Chairman of the
Board, as they are subject to shareholder approval.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the securities covered by this prospectus or from the sale of the ordinary shares issuable upon exercise of the warrants; however we will receive the exercise price if any of the warrants are exercised. We will receive approximately $11 million if all of the warrants covered by this prospectus are exercised to shares. The net proceeds received from the exercise of the warrants will be used towards the deployment of Fab 2 as well as for general corporate purposes. We have agreed to bear all expenses relating to the registration of the securities registered pursuant to this prospectus.

ADDITIONAL INFORMATION

     SHARE CAPITAL

ORDINARY SHARES

     Our authorized share capital consists of 800 million ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights. We may from time to time, by approval of a majority of our shareholders, increase our authorized share capital. All ordinary shares are registered shares, rather than bearer shares.

     The ownership or voting rights of our ordinary shares by non-residents of
Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting rights of ordinary shares of Israeli entities by non-residents of
Israel, except with respect to subjects of countries that are in a state of war with Israel. Our ordinary shares do not have cumulative voting rights for the election of directors. The affirmative vote of the shareholders present in person or by proxy that represent more than 50% of the voting power present in person or by proxy have the power to elect all nominees up for election to our board of directors.

                                       21

     In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of a preferential dividend or distribution right to the holder of a class of shares with preferential rights that may be authorized in the future. Dividends may be paid only out of profits, as defined in the Israeli Companies Law. Our Board of Directors is authorized to declare dividends, although our bank covenants currently in effect prohibit the payment of dividends on our ordinary shares, unless such payments are approved by our banks.

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Subject to the provisions set forth in Section 46B of the Israeli Securities Law, these voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our major shareholders do not have different voting rights from each other or other shareholders.

     Resolutions of shareholders (e.g. resolutions amending our articles of association, electing or removing directors, appointing an independent registered public accounting firm, authorizing changes in capitalization or the rights attached to our shares or approving a wind-up or merger) require the affirmative vote (at a meeting convened upon advance notice of no less than twenty one days) of shareholders present in person or by proxy and holding shares conferring, in the aggregate, at least a majority of the votes actually cast on such resolutions.

     The quorum required for a meeting of shareholders is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meeting's commencement that together hold shares conferring in the aggregate more than 33% of the total voting power of our shares. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meeting's commencement, the persons present shall constitute a quorum.

     Our registration number at the Israeli Registrar of Companies is
52-004199-7.

     The objective stated in our articles of association is to engage in any lawful activity.

     Modification or abrogation of the rights of any existing class of shares requires either the written consent of all of the holders of the issued shares of such class or the adoption of a resolution by an ordinary majority of a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meeting's commencement that together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class. If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of any number of participants, regardless of the number of shares held by them.

     As of November 22, 2006, 100,321,553 of our ordinary shares were outstanding. The above numbers of outstanding ordinary shares do not include 1.3 million treasury shares held by us through a trustee.

     For a summary of our securities which are convertible or exercisable into our ordinary shares, see section 1.8 "Capitalization".

     DIVIDEND POLICY

     Since 1998, we have not declared or paid cash dividends on any of our shares and we have no current intention of paying any cash dividends in the future. The facility agreement that we entered into with our banks, as amended, prohibits the payment of dividends.

     The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the Companies Law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

                                       22

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. References to documents filed by us are references to such forms as filed with the Israel Securities Authority on the Magna system. We incorporate by reference the documents listed below:

          o    Annual report on Form 20-F for the year ended December 31, 2005, filed on July 13, 2006, to the extent the information in that report has not been updated or superseded by this prospectus;

          o    Report on Form 6-K dated July 2006 No. 2 (filed on July 24,
               2006).

          o    Report on Form 6-K dated July 2006 No. 3 (filed on July 26,
               2006).

          o    Report on Form 6-K dated August 2006 (filed on August 2, 2006).

          o    Report on Form 6-K dated August 2006 No. 1 (filed on August 9,
               2006).

          o    Report on Form 6-K dated August 2006 No. 3 (filed on August 24,
               2006).

          o    Report on Form 6-K dated August 2006 No. 4 (filed on August 28,
               2006).

          o    Report on Form 6-K dated September 2006 No. 2 (filed on September
               12, 2006).

          o    Report on Form 6-K dated September 2006 No. 3 (filed on September
               13, 2006).

          o    Report on Form 6-K dated September 2006 No. 4 (filed on September
               18, 2006).

          o    Report on Form 6-K dated September 2006 No. 5 (filed on September
               25, 2006).

          o    Report on Form 6-K dated September 2006 No. 6 (filed on September
               26, 2006).

          o    Report on Form 6-K dated September 2006 No. 7 (filed on September
               28, 2006).

          o    Report on Form 6-K dated October 2006 No. 1 (filed on October 18,
               2006).

          o    Report on Form 6-K dated November 2006 No. 1 (filed on November
               1, 2006).

          o    Report on Form 6-K dated November 2006 No. 2 (filed on November
               1, 2006).

          o    Report on Form 6-K dated November 2006 No. 3 (filed on November
               2, 2006).

          o    Report on Form 6-K dated November 2006 No. 4 (filed on November
               6, 2006).

          o    Report on Form 6-K dated November 2006 No. 5 (filed on November
               7, 2006).

          o    Report on Form 6-K dated November 2006 No. 6 (filed on November
               7, 2006).

          o    Report on Form 6-K dated November 2006 No. 8 (filed on November
               24, 2006).

                                       23

          o    Report on Form 6-K dated December 2006 No. 2 (filed on December
               21, 2006).

          o    Report on Form 6-K dated December 2006 No. 3 (filed on December
               21, 2006).

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at: Ramat Gavriel Industrial Park, Post Office Box 619,
Migdal Haemek, 23105 Israel, Attn: Corporate Secretary, telephone number:
972-4-650-6611. Copies of these filings may also be accessed at our website,
www.towersemi.com. Click on "Investor Relations" and then "Filings."

     A copy of this prospectus, our memorandum of association and our articles of association, are available for inspection at our offices at Hamada Avenue,
Ramat Gavriel Industrial Park, Migdal Haemek, Israel and on the Israel
Securities Authority's Magna website, www.magna.isa.gov.il.

     Our ordinary shares are listed on the Tel Aviv Stock Exchange. However, because our ordinary shares are also listed on the NASDAQ Global Market, we are exempt from certain of the reporting obligations specified in Chapter Six of the
Israel Securities Law, 1968, that would otherwise by applicable to a company whose securities are listed for trade on the Tel Aviv Stock Exchange, provided that a copy of each report submitted or published in accordance with applicable
United States law or that we publish or circulate to holders of our registered securities is filed with the Israel Securities Authority and the Tel Aviv Stock
Exchange within the time specified under Israeli law.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Israeli Companies Law-1999, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.   partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder's duty of care towards the company in a "distribution"
     (as defined in the Companies Law).

2.   enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

     (a)  the breach of his duty of care to the company or any other person;

     (b)  the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

     (c)  monetary liabilities or obligations which may be imposed upon him in favor of other persons.

                                       24

3.   indemnify an office holder of the company for:

     (a)  monetary liabilities or obligations imposed upon, or actually incurred by, such officer holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, by reason of acts or omissions of such officer holder in his or her capacity as an office holder of the company;

     (b)  reasonable litigation expenses, including attorney's fees, actually incurred by such office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of us or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such officer holder in his or her capacity as an office holder; and

     (c)  reasonable litigation expenses, including attorneys' fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent, in each case by reason of acts of such officer holder in his or her capacity as an office holder of the company.

     The Companies Law provides that a company's articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

     i.   sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company's board of directors based on the current activity of the company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

     ii.  sub-sections 3(b) and 3(c) above.

     The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

     o    a breach of his fiduciary duty, except to the extent described above;

     o    a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

     o    an act or omission done with the intent to unlawfully realize personal gain; or

                                       25

     o    a fine or monetary settlement imposed upon him.

     Under the Companies Law, the term "office holder" includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title.

     The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of our audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of our shareholders.

     We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

------------------------------- ------- ------------------------------------------------------------
                                AGE     TITLE
------------------------------- ------- ------------------------------------------------------------
SENIOR MANAGEMENT
------------------------------- ------- ------------------------------------------------------------
Russell C. Ellwanger            51      Chief Executive Officer
------------------------------- ------- ------------------------------------------------------------
Oren Shirazi                    36      Vice President of Finance and Acting Chief Financial Officer
------------------------------- ------- ------------------------------------------------------------
Dudu Vidan                      44      Vice President and Fab 1 Manager
------------------------------- ------- ------------------------------------------------------------
Dr. Itzhak Edrei                47      Senior Vice President of Product Lines and Sales
------------------------------- ------- ------------------------------------------------------------
Rafi Nave                       56      Chief Technology Officer
------------------------------- ------- ------------------------------------------------------------
Ephie Koltin                    45      Vice President of Business Development
------------------------------- ------- ------------------------------------------------------------
Dalit Dahan                     38      Vice President of Human Resources
------------------------------- ------- ------------------------------------------------------------
Shimon Dahan                    43      Vice President of Manufacturing Services
------------------------------- ------- ------------------------------------------------------------
Nati Somekh Gilboa              31      Corporate Secretary and General Counsel
------------------------------- ------- ------------------------------------------------------------
Rafi Mor                        42      Vice President and Fab 2 Manager
------------------------------- ------- ------------------------------------------------------------
DIRECTORS
------------------------------- ------- ------------------------------------------------------------
Dov Moran                       51      Acting Chairman of the Board
------------------------------- ------- ------------------------------------------------------------
Russell C. Ellwanger            51      Director
------------------------------- ------- ------------------------------------------------------------
Yossi Rosen                     66      Director
------------------------------- ------- ------------------------------------------------------------
Dr. Eli Harari                  61      Director
------------------------------- ------- ------------------------------------------------------------
Miin Wu                         57      Director
------------------------------- ------- ------------------------------------------------------------
Melvin Keating                  60      Director
------------------------------- ------- ------------------------------------------------------------
Udi Hillman                     53      Director
------------------------------- ------- ------------------------------------------------------------
Kalman Kaufman                  61      Independent Director
------------------------------- ------- ------------------------------------------------------------
Hans Rohrer                     56      Independent and External Director
------------------------------- ------- ------------------------------------------------------------
Tal Yaron-Eldar                 42      Independent and External Director
------------------------------- ------- ------------------------------------------------------------

                                       26

     RUSSELL C. ELLWANGER has served as our Chief Executive Officer since May
2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for
Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President,
General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.
Mr. Ellwanger also served as Corporate Vice President, General Manager of the
Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr. Ellwanger served as Vice President of
Applied Materials' 300-mm Program Office, USA. Mr. Ellwanger served as General
Manager of Applied Materials' Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore. In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips
Semiconductors from 1980 to 1992.

     OREN SHIRAZI was appointed as our acting Chief Financial Officer in
November 2004. Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998.
Prior to joining us, Mr. Shirazi was employed as an Audit Manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst & Young
(Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). He has
an MBA from the Graduate School of Business of Haifa University with honors and a BA in economics and accounting from the Haifa University.

     DUDU VIDAN was appointed Vice President and Fab 1 Manager in August 2005, having served previously as FAB2 production manager since March 2003 and as FAB2 tool installation manager from March 2001. Previously, Mr. Vidan was employed by
MDF, serving as plant manager, and Carcom Aviation Products serving as production manager. Mr Vidan served as a Naval Reserve Lt. Colonel in the Israel
Defense Forces. Mr. Vidan holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

     DR. ITZHAK EDREI was appointed Senior Vice President of Product Lines and
Sales in August 2005 after serving as Vice President of Research and Development since August 2001, having served as Director of Research and Development since
1996. From 1994 to 1996, Dr. Edrei served as our Device and Yield Department
Manager. Prior to joining Tower, Dr. Edrei was employed by National
Semiconductor as Device Section Head. Dr. Edrei earned his Ph.D. in physics from
Bar Ilan University and his post-doctorate from Rutgers University.

     RAFI NAVE was appointed Chief Technology Officer in August 2005 after serving as Vice President of Customer Services since August 2003. From 1996 to
2003, Mr. Nave served as Vice President of Research and Development for NDS
Group. From 1974 to 1995, Mr. Nave was employed by Intel Corporation in a variety of positions of increasing responsibility, among them chip design engineer and General Manager of Intel's design center in Israel. Mr. Nave earned master and bachelor degrees in electrical engineering from the Technion - Israel
Institute of Technology.

                                       27

     EPHIE KOLTIN was appointed Vice President of Business Development in August
2005, having served as Vice President, General Foundry and Mixed Signal
Technology from 2003 and as Senior Director, FAB2 Process Engineering since
2000. From 1996-1999, Mr. Koltin served in several senior positions as Director,
NVM Technology, CIS technology and ERS manager, FAB1. Prior to joining Tower,
Mr. Koltin was employed at National Semiconductor and the Technion - Israel
Institute of Technology. Mr. Koltin holds a B.Sc. in Mechanical Engineering and
M.Sc. in Materials Engineering from the Technion - Israel Institute of
Technology.

     DALIT DAHAN was appointed Vice President of Human Resources in April 2004.
Ms. Dahan joined us in November 1993 and served as Personnel Manager since April
2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department. Prior to joining us, Ms.
Dahan served as Manager of the North Branch of O.R.S - Manpower Company for 3
years. Ms. Dahan holds a bachelor's degree in social science from Haifa
University and an MBA from the University of Derby.

     SHIMON DAHAN was appointed Vice President of Manufacturing Services in
January 2006, having served previously as Test & MTG manager since August 2005 and prior to that as Research and Development Operation Manager from November
2000. Prior to that, Mr. Dahan was employed by National Semiconductor in various capacities. Mr. Dahan holds a bachelors degree in Political Science from Haifa
University, and an MBA from the University of Derby.

     NATI SOMEKH GILBOA was appointed as Corporate Secretary and General Counsel in March 2005, after having served as our Associate General Counsel since May
2004. From 2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen,
Adv. Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A.
from Johns Hopkins University. She is a member of the Israeli Bar Association and the New York bar.

     RAFI MOR was appointed Vice President and Fab 2 Manager in August 2005, having served as Fab 1 Manager since August 2003 and Senior Director and Fab 1
Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as
Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr. Mor
served as Director of Equipment Reliability & Support of Fab 1. Previously, Mr.
Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor earned master and bachelor degrees in chemical engineering from Ben Gurion University.

     DOV MORAN, age 51, has served as our Acting Chairman of the Board since
December 2006. Mr. Moran is a founder of msystems Limited and served as
President, Chief Executive Officer and Chairman of the Board of Directors of
msystems from 1989 to September 2006. During such period, Mr. Moran also served on the Board of Directors of certain subsidiaries of msystems. msystems recently merged with SanDisk Corporation (Nasdaq: SNDK), one of our wafer partners. From
1984 to 1989, Mr. Moran worked as an independent consultant in the computer industry and contributed to the establishment of, among others, Comsec Ltd. (Tel
Aviv:CMSC) and the development of HASP (a product sold by Aladdin Knowledge
Systems Ltd. (Tel Aviv:ALDN; Nasdaq:ALDN)). From 1977 to 1984, Mr. Moran served in the Israeli Navy and was director of its microprocessors department. Mr.
Moran holds a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology.

     UDI HILLMAN has served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. Mr. Hillman served as Chairman of the Board from May 2005 until December 2006. Mr. Hillman served as Acting
Chief Executive Officer from February 2005 to April 2005. In January 2001, Mr.
Hillman was appointed Vice Chairman of the Board and resigned as Vice Chairman in March 2005. Mr. Hillman serves on the Tender Committee. Since March 2001, Mr.
Hillman has served as President and Chief Executive Officer of ICTech, a subsidiary of Israel Corp. (now dissolved). Since February 2004, Mr. Hillman has served as a member of the Board of Directors of ZIM Integrated Shipping
Services. Mr. Hillman served as Chief Financial Officer of Israel Corp. from
September 1996 to 1997 and as Executive Vice President and Chief Financial
Officer of Israel Corp. from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel Chemicals Ltd., ZIM
Integrated Shipping Services and others. Prior thereto, Mr. Hillman was Vice
President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.

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     YOSSI ROSEN has served as a director and Chairman of the Stock Option and
Compensation Committee since February 2005. Since November 30, 1998, Mr. Rosen has served as the President and CEO of The Israel Corporation. Mr. Rosen is also
Chairman of the Board of Directors of Israel Chemicals Ltd. and a director of its subsidiaries, a member of the Board of Directors and Executive Committee of
ZIM Integrated Shipping Services, Chairman of the Board of Dead Sea Magnesium
Ltd. and a director of Oil Refineries Ltd. Mr. Rosen was previously President of
Mashav Initiating & Development Ltd. and Chairman of the Board of various industrial companies, such as Nesher cement. Mr. Rosen holds a BA in Economics from the Hebrew University of Jerusalem and an MA in Business Management from the Hebrew University of Jerusalem.

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
President and Chief Executive Officer and as a Director of SanDisk Corporation
from its inception in 1988 until May 2006, and currently serves as Chief
Executive Officer and Chairman of the Board of SanDisk. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 U.S. and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in
Solid State Sciences from Princeton University and a B.S. (Honors) degree in
Physics from Manchester University.

     MIIN WU has served as a director since January 2001. Mr. Wu serves as
President, Chief Executive Officer and an Executive Director of Macronix
International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from
National Cheng-Kung University in Taiwan as well as an M.S. in Material Science
& Engineering from Stanford University.

     MELVIN L. KEATING has served as a director since July 2006. Mr. Keating currently serves as President and Chief Executive Officer of Alliance
Semiconductor Corporation. Prior to joining Alliance, from April 2004 to
September 2005, Mr. Keating served as Executive Vice President, Chief Financial
Officer and Treasurer of Quovadx, Inc. (QVDX - Nasdaq). From 1997 to 2004, Mr.
Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm. From 1995 to 1997, Mr. Keating served as President and CEO of Sunbelt Management, a private company that owns and manages commercial and retail properties. Mr. Keating is also a director of
Kitty Hawk Inc (KHK - AMEX) and Plymouth Rubber Company. Mr. Keating holds two
Masters degrees from the University of Pennsylvania, Wharton School and a B.A.
from Rutgers University.

     KALMAN KAUFMAN has served as a director and as a member of our Audit
Committee since August 2005. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General
Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of
Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of Technology.

     HANS ROHRER has been a director and member of the Audit Committee since
April 2002. Since May 2002, Mr. Rohrer serves as President and Chief Executive
Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as President of Taiwan Semiconductor Manufacturing Company -- Europe (TSMC - Europe). Mr.
Rohrer has held various engineering, marketing, sales and general management positions, including Vice President and General Manager, Europe, with National
Semiconductor between 1980 and 1998. Mr. Rohrer started his career in the semiconductor industry with Texas Instruments.

                                       29

     TAL YARON-ELDAR has been a director and member of the Audit Committee and the Stock Option and Compensation Committee since January 2005. Since September
2004, Ms. Yaron-Eldar serves as Chief Executive Officer of Arazim Investment
Ltd. and she is a partner in Cohen, Cohen, Yaron-Eldar & Co. law offices. Ms.
Yaron-Eldar served as Israel's Income Tax and Real Property Tax Commissioner
from 2002 to 2004. Between 1998 and 2001, Ms. Yaron-Eldar served as the Chief
Legal Advisor to the Customs and V.A.T. Authority. During the preceding ten years, Ms. Yaron-Eldar served in various positions with Israel's Income Tax and
Real Property Tax Commission, including Senior Head of its legislation department and Deputy Chief Legal Advisor. Ms. Yaron-Eldar holds a master's degree in business and a bachelor's degree in law from Tel-Aviv University and is a member of the Israeli Bar Association.

WHERE YOU CAN FIND MORE INFORMATION

     We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. You may read and copy documents we have filed at the
Securities and Exchange Commission's Public Reference Room at 100 F Street N.E.,
Washington, D.C. 20549. Please call the Securities and Exchange Commission at
1-800-SEC-0330 for further information on the Public Reference Room. Our
Securities and Exchange Commission filings are also available to the public at the U.S. Securities and Exchange Commission's Internet site at
"http://www.sec.gov."Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange
Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

     You may also find our reports filed with the Israel Securities Authority on the Magna site whose address is "http://www.magna.isa.gov.il".

LEGAL MATTERS

     The validity of the securities covered by this prospectus will be passed upon for us by Yigal Arnon & Co., our Israeli counsel. See Chapter 2.

EXPERTS

     The audited consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended
December 31, 2005, have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph about the differences between accounting principles generally accepted in Israel and in the United States of America), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                   ----------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed.

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